UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38431

iQIYI, Inc.

4/F, iQIYI Youth Center Yoolee Plaza,

No.21, North Road of Workers’ Stadium, Chaoyang District Beijing, 100027,

People’s Republic of China

Tel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

iQIYI, Inc. Adopted the 2024 Share Incentive Plan

iQIYI, Inc. (the “Company”) has adopted the 2024 Share Incentive Plan (the “2024 Plan”), as approved and authorized by the board of directors of the Company. The Company may grant options and restricted share units pursuant to the 2024 Plan. Under the 2024 Plan, the maximum aggregate number of Class A ordinary shares, par value US$0.00001 per share, of the Company (the “Shares”) which may be issued pursuant to all awards is 350,000,000. The 2024 Plan will continue in effect for a term of ten years.

Exhibit Index

Exhibit 99.1 — 2024 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By:	/s/ Jun Wang
Name:	Jun Wang
Title:	Chief Financial Officer

Date: May 23, 2024